Exhibit 99.1

Marine Harvest ASA (OSE:MHG, NYSE:MHG): Restructuring Marine Harvest Chile

As a response to the weak prices in Marine Harvest Chile's main markets for Atlantic salmon, in addition to a challenging biology in general, Marine Harvest Chile has decided to reduce its smolt stocking in 2015 from approx. 17 mill to approx. 11 mill smolt. Accordingly, Marine Harvest Chile will also reduce its manning by approx. 200 man-years.  In relation to the restructuring, MHG will make a provision of approx. USD 11 mill in the second quarter. Corresponding cash effect is approx. USD 4 mill.

These measures are taken to contain losses for Marine Harvest Chile until the main markets for the Chilean salmon have recovered. Meanwhile MHG's market organization will put a large amount of effort into developing current and new markets for the Chilean salmon through, among other things, introducing more value added concepts and new products. Marine Harvest Chile's operating philosophy of only producing salmon from the best licenses stands and has positioned the company as one of the cost leaders in the region. Marine Harvest Chile is notwithstanding continuously evaluating further measures to improve its cost base, and will in this regards capitalize on MHG's global farming strategy through sharing of best practices and good farming husbandry.

MHG has previously advocated that consolidation in Chile is a prerequisite for establishing a profitable and sustainable industry in the region. MHG believes that the current market disruptions and biological situation make this more important than ever.

Forward-looking Statements

This press release may be deemed to include forward-looking statements. Forward-looking statements are typically identified by words or phrases, such as "expect" and similar expressions or future or conditional verbs such as "may", "will", "may", "should", "would", and "could". Forward-looking statements are Marine Harvest's current estimates or expectations of future events or future results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. All forward-looking statements included in this press release are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.